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January 16, 2007

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United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Peggy A. Fisher, Assistant Director
Timothy L. Buchmiller, Attorney-Advisor
Kevin Kuhar, Staff Accountant
Angela Crane, Staff Accountant

Re:	Mellanox Technologies, Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 7, 2006
File No. 333-137659
Ladies and Gentlemen:
     On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated December 14, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). We are responding to the Staff’s comments on behalf of Mellanox, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Mellanox’s responses follow each of the Staff’s comments.
     Simultaneously with the filing of this letter, Mellanox is filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which incorporates Mellanox’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 3, which is specifically marked to show changes made to Amendment No. 2, are being submitted to the Staff via overnight courier.
The Offering, page 3
1.	Please disclose in the bullet-point portion of this section, and the “Capitalization” section, the shares that have been reserved for issuance under the Employee Share Purchase Plan that you have disclosed on page 74. Please also describe the automatic provisions which increase the number of shares available for future issuance under that plan and disclose the maximum number of ordinary shares that may be issued under that plan.

United States Securities and Exchange Commission
January 16, 2007

In response to the Staff’s comment, Mellanox has revised its disclosures on pages 3 and 25 of Amendment No. 3 to indicate the number of shares that have been reserved for issuance under the Employee Share Purchase Plan, to describe the automatic provisions which increase the number of shares available for future issuance under that plan and to disclose the maximum number of ordinary shares that may be issued under that plan.
Employee Benefit Plans and Change of Control Arrangements, page 68
2.	We see from footnote 15 to your financial statements on page F-31 the executive severance benefits agreement that was approved for the company’s President and Chief Executive Officer. Please disclose the materials terms of that agreement and file the agreement as an exhibit to your registration statement.
     In response to the Staff’s comment, Mellanox has revised its disclosures on page F-32 of Amendment No. 3 to clarify that Mellanox’s President and Chief Executive Officer executed the form of executive severance benefits agreement approved by the board of directors on October 26, 2006, the material terms of which are disclosed on page F-32. Mellanox respectfully advises the Staff that a copy of the form of executive severance benefits agreement signed by the President and Chief Executive Officer was previously filed as Exhibit 10.13 to the Registration Statement on Form S-1.
* * * *
     Mellanox respectfully advises the Staff that Mellanox currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 3, and plans to commence its road show as soon thereafter as practicable. In light of Mellanox’s desired schedule, Mellanox would very much appreciate the Staff’s prompt review of Amendment No. 3 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2677 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,

/s/ Kathleen M. Wells

Kathleen M. Wells
of LATHAM & WATKINS LLP

cc:	Eyal Waldman, Mellanox Technologies, Ltd.
Michael Gray, Mellanox Technologies, Ltd.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Barry P. Levenfeld, Adv., Yigal Arnon & Co.
Bruce A. Mann, Esq., Morrison & Foerster LLP
Andrew D. Thorpe, Esq., Morrison & Foerster LLP
David S. Glatt, Adv., Meitar Liquornik Geva & Leshem Brandwein
Michael J. Rimon, Adv., Meitar Liquornik Geva & Leshem Brandwein